UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024.

Commission File Number: 001-41893

LEDDARTECH HOLDINGS INC.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

(418) 653-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal years ended September 30, 2024, 2023 and 2022
99.2	Audited Annual Consolidated Financial Statements for the years ended September 30, 2024, 2023 and 2022
99.3	Press release of LeddarTech Holdings Inc. announcing fiscal year 2024 financial results dated December 18, 2024
99.4	Certification of Filing – CEO
99.5	Certification of Filing – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEDDARTECH HOLDINGS INC.

By:	/s/ David Torralbo
Name:	David Torralbo,
Title:	Chief Legal Officer

Date: December 18, 2024

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